Juan R. Figuereo
Chief Financial Officer
Revlon, Inc.
One New York Plaza
New York, NY 10004
Phone: 212-527-6645
Fax:  212-527-4824
E-mail: juan.figuereo@revlon.com

VIA EDGAR
Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
March 24, 2017

Re:	Revlon, Inc.
Revlon Consumer Products Corporation
Form 10-K for the year ended December 31, 2016
Filed March 3, 2017
Form 8-K Filed March 3, 2017
File No. 1-11178 and 33-59650

Dear Mr. Cash:

Please find below the response of Revlon, Inc. and Revlon Consumer Products Corporation (collectively, “Revlon”) to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 15, 2017 (the “Comment Letter”), relating to each company’s Form 10-K for the year ended December 31, 2016 and the Form 8-K filed with the Commission on March 3, 2017.  For the Staff’s convenience, we have repeated the Staff’s comment in the Comment Letter below (in italic type) before Revlon’s response.

Form 8-K filed March 3, 2017

Exhibit 99.1

1.	We have the following observations regarding the non-GAAP disclosures in your fourth quarter 2016 earnings release:

	●	Your statement of “net sales growth across all segments” in the earnings release headline is inconsistent with the segment results table on page 3 and appears to be based on pro forma adjusted results excluding foreign currency translation impact. In this regard, we note that both the Consumer and Other segments had a decrease in the reported net sales in 2016.

	●	It appears that you provide earnings results discussion and analysis of only non-GAAP measures in the body of the release without providing a similar discussion and analysis of the comparable GAAP measures.

Mr. John Cash
Division of Corporation Finance
U.S. Securities and Exchange Commission
March 24, 2017

●	The measure you refer to as “free cash flow” is adjusted for items in addition to what is commonly referred to as free cash flow.

Please revise future filings to use titles or descriptions for non-GAAP financial measures that accurately reflect the amounts presented or calculated, and are not the same as, or confusingly similar to, GAAP measures. Also, to the extent you continue to discuss your results based on non-GAAP measures, you should also provide the comparative measures determined according to GAAP with equal or greater prominence. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

COMPANY RESPONSE:

Revlon acknowledges the Staff’s comment and will prepare its disclosures in future filings or submissions to use titles for non-GAAP financial measures that accurately reflect the amounts presented and are not the same or similar to comparable GAAP measures or commonly referred to non-GAAP measures. Also, to the extent that Revlon includes a discussion of results based on non-GAAP measures in future filings or submissions, it will also include a discussion of the comparative GAAP measures with equal or greater prominence.

*                          *                          *

Thank you for your consideration of Revlon’s responses to the Staff’s Comment Letter and please do not hesitate to call the undersigned at (212) 527-6645, Mitra Hormozi, Revlon’s General Counsel, at (212) 527-5188 or Brett Nadritch or David Zeltner at Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5301, if you have any questions or need any additional information.

Sincerely,

/s/ Juan R. Figuereo

Juan R. Figuereo
Chief Financial Officer
Revlon, Inc.

cc:	Mitra Hormozi
Executive Vice President & General Counsel
Revlon, Inc.
Phone: (212) 527-5188

Brett Nadritch and David Zeltner, Esqs.
Milbank, Tweed, Hadley & McCloy LLP
Phone: (212) 530-5301